UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No.          )*

J & J Snack Foods Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

466032109

(CUSIP Number)

Marjorie S. Roshkoff, Esquire

J & J Snack Foods Corp.

Vice President, General Counsel and Secretary

6000 Central Highway

Pennsauken, New Jersey 08109

(856) 665-9533

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 25, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 466032109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). The 2021 Irrevocable Trust For Gerald B. Shreiber

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: New Jersey, United States of America

Number of	7.	Sole Voting Power 0
Shares Bene-
ficially by	8.	Shared Voting Power 3,485,976
Owned by Each
Reporting	9.	Sole Dispositive Power 0
Person With
	10.	Shared Dispositive Power 3,485,976

	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,485,976

	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

	13.	Percent of Class Represented by Amount in Row (11) 18.4%

	14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 466032109

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Gerald B. Shreiber, as settlor and beneficiary of The 2021 Irrevocable Trust For Gerald B. Shreiber

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: United States of America.

Number of	7. Sole Voting Power 0
Shares Bene-
ficially by	8. Shared Voting Power 3,842,647
Owned by Each
Reporting	9. Sole Dispositive Power 0
Person With
10. Shared Dispositive Power 3,842,647

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,842,647

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.3%

14.	Type of Reporting Person (See Instructions)
IN

CUSIP No. 466032109

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Marjorie S. Roshkoff, as the trustee of The 2021 Irrevocable Trust For Gerald B. Shreiber

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: United States of America.

Number of	7. Sole Voting Power 315,740
Shares Bene-
ficially by	8. Shared Voting Power 3,485,976
Owned by Each
Reporting	9. Sole Dispositive Power 315,740
Person With
10. Shared Dispositive Power 3,485,976

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,801,716

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.1%.

14.	Type of Reporting Person (See Instructions)
IN

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, no par value per share (the “Common Stock”), of J & J Snack Foods Corp., a New Jersey corporation (the “Issuer”). The address of Issuer’s principal executive office is 6000 Central Highway, Pennsauken, New Jersey 08109.

Item 2. Identity and Background

(a)

This Schedule 13D is filed by: (i) The 2021 Irrevocable Trust For Gerald B. Shreiber, dated August 10, 2021 (the “Trust”), (ii) Gerald B. Shreiber, as settlor and beneficiary of the Trust, and (iii) Marjorie S. Roshkoff, as trustee of the Trust (Mr. Shreiber and Ms. Roshkoff together with the Trust, the “Reporting Persons”).

(b)	The principal business address of the Reporting Persons is 6000 Central Highway Pennsauken, New Jersey 08109.

(c)

Mr. Shreiber is the Chairman of the Board of Directors of the Issuer and the former Chief Executive Officer of the Issuer. Ms. Roshkoff is the trustee of the Trust and is the General Counsel, Vice President, and Secretary of the Issuer. Ms. Roshkoff also serves as a member of the Board of Directors of the Issuer and is the daughter of Mr. Shreiber.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	Mr. Shreiber and Ms. Roshkoff are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

As part of Mr. Shreiber’s estate planning, 3,485,976 shares (the “Shares”) of the Common Stock were transferred from The Gerald B. Shreiber Revocable Trust, dated June 2, 2016, as amended, to the Trust, for which Mr. Shreiber is the settlor and beneficiary and for which Ms. Roshkoff is the trustee.

Item 4. Purpose of Transaction

The Shares were transferred, assigned and delivered to the Trust from The Gerald B. Shreiber Revocable Trust, dated June 2, 2016, as amended, as part of Mr. Shreiber’s estate planning. Mr. Shreiber is the settlor and beneficiary of the Trust and holds the power to substitute property in the Trust, which includes the Shares, and the power of appointment, with respect to the Shares. Ms. Roshkoff, as trustee of the Trust, has certain powers with respect to the administration of the Trust, which includes the Shares, including but not limited to, the power to exercise voting rights with respect to the Shares, to sell or otherwise dispose of the Shares, and to exchange the Shares for other securities.

The Reporting Persons do not have any present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)

According to the Issuer’s Quarterly Report on form 10-Q for the quarterly period ended June 26, 2020, there were 18,915,000 shares of Common Stock outstanding. As a result, the Trust, Mr. Shreiber and Ms. Roshkoff may be deemed the beneficial owner of the Shares, which comprise 18.4% of the issued and outstanding Common Stock of the Issuer, 3,842,647 shares of Common Stock of the Issuer, which comprise 20.3% of the issued and outstanding Common Stock of the Issuer and 3,801,716 shares of Common Stock of the Issuer, which comprise 20.1% of the issued and outstanding Common Stock of the Issuer, respectively. With respect to his shares, Mr. Shreiber disclaims beneficial ownership of 289,755 shares of Common Stock owned by a charitable foundation of which Mr. Shreiber is a trustee. Ms. Roshkoff disclaims beneficial ownership of 3,726,382 shares of Common Stock of the Issuer, consisting of (i) 3,485,976 shares of Common Stock held in the Trust, the Shares, for which she is the trustee, (ii) 217,642 shares of Common Stock held in a trust for herself and her siblings, for which she also serves as the trustee, and (iii) 22,764 shares of Commons Stock held by her children individually, in trust or custodian accounts, for each of which she serves as the trustee or custodian.

(b)	Ms. Roshkoff, as the trustee for the Trust, has the power to vote the Shares held by the Trust and to dispose of or otherwise direct the disposition of the Shares.

(c)

On August 25, 2021, the Shares were transferred from The Gerald B. Shreiber Revocable Trust, dated June 2, 2016, as amended, to the Trust, for which the Mr. Shreiber is the settlor and beneficiary and for which Ms. Roshkoff is the trustee. The transaction was completed for no consideration and as part of Mr. Shreiber’s estate planning.

(d)

The Reporting Persons affirm that, other than the Reporting Persons, no other person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Ms. Roshkoff serves as trustee of the Trust pursuant to The 2021 Irrevocable Trust For Gerald B. Shreiber dated August 10, 2021. Ms. Roshkoff receives no compensation for serving as trustee for the Trust.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description
1.	Joint Filing Agreement dated as of September 3, 2021

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 3, 2021

The 2021 Irrevocable Trust For Gerald B. Shreiber

/s/ Marjorie S. Roshkoff

By: Marjorie S. Roshkoff

As trustee of The 2021 Irrevocable Trust For Gerald B. Shreiber

/s/ Gerald B. Shreiber

Gerald B. Shreiber, individually

/s/ Marjorie S. Roshkoff

Marjorie S. Roshkoff, individually